SECURITIES AND EXCHANGE COMMISSION

11016281

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SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2011 WASH. D.C. 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYMPHONIC SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDMUND TOWERS — 212 702-3515
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, EDMUND TOWERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYMPHONIC SECURITIES LLC, as of 31-Dec 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

GREGG ROBERT GIAQUINTO
Notary Public - State of New York
No. 02GI6176034
Qualified in Suffolk County
My Comm. Expires Nov. 19, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYMPHONIC SECURITIES LLC

FINANCIAL STATEMENTS

December 31, 2010

Confidential Pursuant to Reg. §240.17a-5(e)(3)

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Managing Member of
Symphonic Securities LLC

We have audited the accompanying statement of financial condition of Symphonic Securities LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symphonic Securities LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 16, 2011

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SYMPHONIC SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalents - note 1	$	152,306
Securities owned, at market value - notes 1 and 2		427
Receivables from brokers or dealers and others - note 1		186,455
Receivables from affiliates - note 7		4,725
Other assets		35,405
Total assets	$	379,318

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	7,500
Payable to affiliates - note 7		225,357
Total liabilities	$	232,857
Commitments and contingencies - note 8		
Member's equity	$	146,461
Total liabilities and member's equity	$	379,318

The accompanying notes are an integral part of the financial statements.

SYMPHONIC SECURITIES LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

REVENUES		
Commissions and sales fees	$	232,189
Interest, dividends and net investment income and losses		(1,278)
Total revenues	$	230,911
EXPENSES		
Commissions and sales fees	$	168,594
Employee compensation and benefits		115,608
General and administrative expenses		69,092
Total expenses		353,294
Loss before income tax benefit		(122,383)
Income tax benefit - notes 1 and 6		4,000
Net loss	$	(118,383)

The accompanying notes are an integral part of the financial statements.

SYMPHONIC SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2010

	Member's Equity
Balance at January 1, 2010	$ 180,844
Contribution from member	84,000
Net loss	(118,383)
Balance at December 31, 2010	$ 146,461

The accompanying notes are an integral part of the financial statements.

SYMPHONIC SECURITIES LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (118,383)
Adjustments to reconcile net income to net cash provided by operating activities:	
Investment (gains) and losses, net	1,233
Cash flow from changes in assets and liabilities:	
Increase in receivable from broker dealers, affiliates and others	(136,201)
Decrease in receivable from affiliates	24,410
Increase in other assets	(8,203)
Decrease in accrued expenses	(500)
Increase in payable to affiliates	107,221
Total adjustments	(12,040)
Net cash used in operating activities	$ (130,423)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of investment securities, net of sales	$ (1,660)
Total cash used in investing activities	$ (1,660)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from member	$ 84,000
Total cash provided by financing activities	$ 84,000
Net change in cash	$ (48,083)
Cash and cash equivalents at beginning of year	200,389
Cash and cash equivalents at end of year	$ 152,306
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

SYMPHONIC SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Symphonic Securities, LLC (the "Company") is a registered broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned limited liability company of Acebes, D'Alessandro and Associates, LLC ("ADA").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 16, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Marketable Securities

Marketable securities are valued at market value with resulting gains and losses reflected in net income for the year. At December 31, 2010, investment securities owned totaling $427 consisted of one investment.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if ADA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company's policy is to record commissions earned on securities transactions on a trade date basis. The Company's revenues consist primarily of commissions on sales of insurance products and sales fees. In addition, realized gains and losses on the sale of investment securities are recorded on a trade date basis.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, will not be exposed to credit risk. Additionally, at December 31, 2010, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Receivables from Brokers or Dealers

Commissions are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded.

NOTE 2 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification No. 820, *Fair Value Measurements* ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments in securities to be valued using Level 1 inputs.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $71,749, which was $46,749 in excess of its required capital of $25,000. The Company's net capital ratio was 3.25 to 1.

NOTE 4 - CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

NOTE 5 - REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 6 - INCOME TAXES

As previously discussed, the Company, as a limited liability company is generally not subject to federal and state corporate income taxes. However, New York City imposes an unincorporated business tax on partnerships and, accordingly, the Company's taxable income is subject to this New York City tax at the ADA level. The Company has incurred a loss for the year ended December 31, 2010 and, accordingly, a tax benefit has been recognized.

NOTE 7 - RELATED PARTIES

The Company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services, totaling approximately $115,600, were transacted in the normal course of business and were recorded as specific expenses in the period provided.

Frequently throughout the year, transfers of working capital are made between the Company and affiliated companies. These affiliated companies are under common control and are wholly owned by ADA. As such, receivables and payables related to working capital transfers, amounting to $4,725 and $225,357, respectively, at December 31, 2010, may be converted to capital at the discretion of management.

The Company has generated substantial losses for the year ending December 31, 2010. ADA intends to finance these losses through equally substantial capital contributions over the next 12 months as may be required.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

An affiliated company executed a 10-year lease for office space that expired in May 31, 2008. In 2006, this affiliate extended the lease term until December 31, 2011 and leased additional spaces. In 2010, this affiliate amended its lease again and extended the lease term until September 30, 2015. The Company occupies a portion of this space and is allocated rent accordingly. Under the terms of the amended lease, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $1,140,000. For the period that the lease has been extended, annual rent will increase approximately 79,000. The Company's allocated portion of the annual rent expense amounts to approximately $3,200 per year.

A separate affiliated company leases several other office spaces. The Company occupies a portion of these spaces and is allocated rent accordingly. Under the terms of these lease agreements, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $39,000. The Company's allocated portion of the annual rent expense amounts to approximately $4,500 per year.

Future annual rent to be allocated to the Company for all lease agreements is as follows:

Year Ended December 31, 2011	$	7,700
Year Ended December 31, 2012		7,700
Year Ended December 31, 2013		7,700
Year Ended December 31, 2014		7,700
Year Ended December 31, 2015		6,900
Total	$	37,700

SUPPLEMENTARY INFORMATION

SYMPHONIC SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2010

NET CAPITAL		
Total member's equity	$	146,461
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital	$	146,461
Additions: none		
Deductions:		
Other non-allowable assets	$	74,648
Total deductions	$	74,648
Net capital before haircuts on securities positions	$	71,813
Haircuts on securities		(64)
Net capital	$	71,749
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses	$	7,500
Payable to affiliates		225,357
Total aggregate indebtedness	$	232,857
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	15,524
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	25,000
Net capital requirement (greater of (A) or (B))	$	25,000
Excess net capital	$	46,749
Net capital less 120% of minimum required	$	41,749
Ratio: Aggregate indebtedness to net capital		3.25 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2010)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	71,749
Year end adjustments - none		-
Net capital per above	$	71,749

The accompanying notes are an integral part of the financial statements.

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Member of
Symphonic Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Symphonic Securities LLC ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Woodbury, New York
February 16, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067220 FINRA DEC
SYMPHONIC SECURITIES LLC 8*8
570 LEXINGTON AVE
NEW YORK NY 10022-6837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ben Yovnessian 212-702-3571

2. A. General Assessment (item 2e from page 2) $ 3.15

B. Less payment made with SIPC-6 filed (exclude interest) (166.08)
8/27/10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) (16.08)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (16.08)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(16.08)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SYMPHONIC SECURITIES, LLC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Con mthr
(Title)

Dated the 15 day of Febury, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 232,207
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	64
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	1764
Total additions	1828
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	232,182
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	531
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 64	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	64
Total deductions	232,777
2d. SIPC Net Operating Revenues	$ 1258
2e. General Assessment @ .0025	$ 3.15

(to page 1, line 2.A.)